Exhibit 6.3

April 16, 2025	$150,000

PROMISSORY NOTE

For value received, the undersigned, Helio Corporation, (“Maker”), hereby promises to pay to the order of Indicia Capital, LLC (“Payee”), the principal sum of One Hundred Fifty Thousand Dollars ($150,000) (“Principal Sum”), as provided in this promissory note (this “Note”).

Interest and Payments. The outstanding average daily principal balance of this Note shall accrue simple interest, beginning on the date of receipt of good funds by Maker of the initial loan made hereunder, at the rate per annum of 9.75% per annum. Interest will accrue and be paid at time of maturity.

Maturity Date. All unpaid principal, interest, and other amounts owing under this Note shall be due made payable in full on the date that is 180 days from the date of this Note (the “Maturity Date”). However, this Note shall also be due and payable if, prior to maturity, Maker receives other financing in the minimum amount of One Million ($1,000,000) or more.

Additional Consideration. As additional consideration for the making of this Note, the undersigned Greg Delory agrees to and does hereby agree to transfer a total of Fifteen Thousand (15,000) shares (“Shares”) of stock in Helio Corporation from his personal holdings to Payee effective immediately. Said stock shall be restricted and subject to a minimum 6 month lock up agreement from the time of the current IPO pricing, which Payee agrees to sign at the time of pricing of such pending IPO. Maker agrees to register the Shares along with a registration statement to be undertaken by Helio Corporation 150 days after the closing of the IPO.

Default; Remedies. Upon the occurrence and during the continuance of (a) a default in the Maker’ s obligations under this note, which default has not been cured within fifteen (15) days following written notice of such default from Payee to the Maker, Payee may declare the entire unpaid principal of and unpaid interest on this Note immediately due and payable, without notice, demand, or presentment, all of which are hereby waived, foreclose any liens or security interests securing all or any part hereof, offset against this Note any sum or sums owed by the Payee to the Maker, or exercise any other right or remedy to which the Payee may be entitled by agreement, at law, or in equity.

Costs of Collection. If this Note is placed in the hands of an attorney for collection, or if it is collected through any legal proceedings, the Maker agrees to pay court costs, reasonable attorneys’ fees, and other reasonable costs of collection of the Payee.

Entirety, Governing Law. This Note reflects the full and final agreement between the Parties with regard to all matters set forth herein and no amendment, alteration or modification hereof shall be binding unless in writing and signed by both parties. This Note and transaction shall be governed in all respects under Florida law and venue in any action arising out of or related to this Note or transaction shall lie exclusively in the courts of Flagler County, Florida for all purposes.

Made and Executed to be effective as of the date set forth above.

MAKER: HELIO CORPORATION		PAYEE:

By:	/s/ Greg Delory	By:	/s/ Douglas Hackett
	Greg Delory, President		Douglas Hackett for Indicia Capital, LLC

/s/ Greg Delory
Greg Delory

(for personal share transfer provisions only)